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                                                                EXHIBIT 11




                THE RANDERS GROUP INCORPORATED AND SUBSIDIARIES
             STATEMENT REGARDING COMPUTATION OF EARNINGS PER SHARE



Primary Earnings Per Share

     Net income per share is computed on the basis of the weighted average number of common and dilutive common equivalent shares outstanding during each period. The number of shares used in computing net income per share for each of the periods included herein are as follows:


                                                 Weighted Average
     Three Months        Weighted Average       Number of Dilutive
        Ended            Number of Common        Common Equivalent
     March 31,          Shares Outstanding      Shares Outstanding        Total
   --------------       ------------------      ------------------        ------
        1997                14,115,682                  ---               14,115,682
        1996                14,115,682                  ---               14,115,682

Fully Diluted Earnings Per Share

     The Company's outstanding stock options are exercisable at prices which are at or in excess of the market price. Under the treasury stock method of computing fully diluted earnings per share, the calculation of earnings per share based upon the exercise of the stock options would be antidilutive (would result in increased earnings per share).